FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer
     subject to Section 16.
     Form 4 or Form 5 obliga-
     tions may continue.  See
     Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the
          Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

                    Peter D. Flood
                    12 Washington Valley Road
                    Morristown, New Jersey 07960

2.   Issuer Name and Ticker or Trading Symbol

                    Andal Corp.  ADLN

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

          September 1996

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [ ] 10% Owner

     [X] Officer (give title    [ ] Other (Specify below)
                  below)

     Chairman of the Board and President
     _____________________________________

     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                      (A) or       Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock             9/15/96       J(1)    7,500     A    (1)    11,614       D









/TABLE

              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______


Options        $2.25     7/25/95    A(2)     5,000          --   7/97   Common  5,000     (2)  5,000     D
                                                                        Stock



Explanation of Responses:

(1) Issued to the reporting person pursuant to an Employee Agreement dated August 30, 1996 in satisfaction of a pre-existing phantom stock rights.

(2) Incentive Stock Option granted to the Reporting Person pursuant to the Registrant's Incentive Stock Option Plan which was repriced as of the indicated date.


                          PETER D. FLOOD              September 19, 1996
                          __________________________    ________________
                          Peter D. Flood
                          Signature of Reporting           Date
                          Person